Filed pursuant to Rule 433
Registration Statement No. 333-163784

FOR IMMEDIATE RELEASE

ARGENTINA ANNOUNCES RESULTS OF EXCHANGE OFFER

July 1, 2010; BUENOS AIRES – The Republic of Argentina (“Argentina”) announced today the results of its Invitation announced on April 30, 2010 to tender certain Eligible Securities for New Securities and, in some cases, cash (the “Invitation”).  Terms are used herein with the meanings used in the Invitation Materials (as defined below), unless otherwise noted.

Owners of an aggregate Eligible Amount of Eligible Securities of approximately U.S.$12,862,131,347.91 or its equivalent submitted tenders during the submission period (including the early tender period) of the Invitation, which ended at 5:00 P.M. (New York City time), on June 22, 2010, the Expiration Date.  Of the total amount of Eligible Securities tendered, holders of an aggregate Eligible Amount of approximately U.S.$10,204,653,295.09 or its equivalent of such Eligible Securities elected the Discount Option and holders of an aggregate Eligible Amount of approximately U.S.$2,657,478,052.82 or its equivalent of such Eligible Securities elected the Par Option.

Argentina has accepted all tenders of Eligible Securities that have been validly submitted, subject to the reconciliation of electronic acceptance notices with letters of transmittal in electronic form (and, if applicable, paper letters of transmittal), the satisfaction or waiver of the conditions to the Invitation and, if applicable, the proration of tenders electing the Par Option.

The cancellation of Eligible Securities and delivery of New Securities and, if applicable, cash pursuant to the Invitation, other than in respect of tenders that were settled on the Early Settlement Date, will occur on the Final Settlement Date.  The Final Settlement Date is expected to begin on or about August 11, 2010, and will occur over the course of several business days.

Argentina expects to issue the following aggregate principal or notional amount of New Securities pursuant to the Invitation, subject to reconciliation of tenders and satisfaction of the conditions to the Invitation:

Series of New Securities	ISIN	Aggregate Principal Amount of New Securities to be Issued (including New Securities Issued on Early Settlement of the Discount Option)
Discounts
U.S. Dollar-denominated Discounts governed by New York law	XS0501194756 / XS0501195050	U.S.$957,395,491.00
U.S. Dollar-denominated Discounts governed by Argentine law	ARARGE03G688	U.S.$122,037,136.00
Euro-denominated Discounts governed by English law	XS0501195134 / XS0501195308	€1,949,808,503.00
Peso-denominated Discounts	ARARGE03G696	Ps.138,391,895.00
Yen-denominated Discounts1	ARARGE03G738	¥2,553,017,000.00
Pars
U.S. dollar-denominated Pars governed by New York law	XS0501195647 / XS0501195720	U.S.$109,490,600.00
U.S. dollar-denominated Pars governed by Argentine law	ARARGE03G704	U.S.$71,143,958.00
Euro-denominated Pars governed by English law	XS0501195993 / XS0501196025	€1,425,841,247.00
Peso-denominated Pars governed by Argentine law	ARARGE03G712	Ps.12,350,972.00
Yen-denominated Pars1	ARARGE03G746	¥841,940,000.00
2017 Globals2	XS0501195480	U.S.$950,499,730.00
GDP-linked Securities
U.S. Dollar-denominated GDP-linked Securities governed by New York law	XS0501197262	U.S.$2,728,385,054.00
U.S. Dollar-denominated GDP-linked Securities governed by Argentine law	ARARGE03E154	U.S.$403,541,472.00
Euro-denominated GDP-linked Securities	XS0209139244	€7,140,056,601.00
Peso-denominated GDP-linked Securities	ARARGE03E147	Ps.59,489,269.00
Yen-denominated GDP-linked Securities1	ARARGE03E675	¥7,934,880,000.00

Argentina also expects to make cash payments to holders of Pre-2005 Eligible Securities who elect and are allocated the Par Option in the aggregate amount of U.S.$146,162,176.33.  These cash payments will be made together with the delivery of the New Securities, after the cancellation of the tendered Eligible Securities.

The amount tendered by all holders of Eligible Securities electing the Par Option exceeded the Par Option Maximum of U.S.$2 billion (or the equivalent in other currencies) established by Argentina for the Invitation.  Accordingly, Argentina will allocate the Par Option among tendering holders that have validly elected the Par Option on a pro rata basis.  Argentina has provisionally determined a proration factor of 75.2593%, that is, Argentina will accept 75.2593% of the Eligible Amount of each tender validly electing the Par Option.  The proration factor is subject to adjustment during the reconciliation period.  For the avoidance of doubt, a valid tender electing the Par Option may not exceed the Par Option Limit Per Holder.  All tenders of Eligible Securities not accepted for the Par Option will be automatically reallocated to the Discount Option.

Argentina also announced the 2005 Pars Trading Price, as calculated by the exchange agent and confirmed by Argentina, for each currency of 2005 Pars, expressed as a percentage of the original principal amount of such securities.  The 2005 Pars Trading Price for each such currency is set out below.

1Yen-denominated securities are being issued pursuant to the concurrent offer in Japan and not pursuant to the Invitation or the Invitation Materials.

2Includes 2017 Globals to be delivered by the Exchange Agent on behalf of the tendering holders to the international joint dealer managers in payment of their fee.

Currency of 2005 Pars	2005 Pars Trading Price
2005 Pars denominated in U.S. dollars governed by New York law	36.91%
2005 Pars denominated in U.S. dollars governed by Argentine law	34.36%
2005 Pars denominated in euro	30.23%
2005 Pars denominated in Argentine pesos	33.00%

Total Consideration under the Par Option—Tenders of Pre-2005 Eligible Securities

The Total Consideration deliverable upon the exchange of Pre-2005 Eligible Securities under the Par Option, after deduction of the international joint dealer managers’ fee applicable to the exchange of Pre-2005 Eligible Securities, per U.S.$1,000, €1,000, ₤1,000, Sfr.1,000, ¥100,000 and Ps. 1,000 of Eligible Amount of Eligible Securities tendered (after proration) is set forth in the table below:

Eligible Amount of Pre-2005 Securities Tendered and Accepted	Series of Pars and GDP-linked Securities to be Issued	Original Principal Amount of Pars to be Issued	Adjustments to Principal Amount of Pars to be Issued3	Amount of Cash Payment	Cash Payment to be received by Holders after Deduction of the International Joint Dealer Managers’ Fees to be paid by such Holders	Notional Amount of GDP-linked Securities to be Issued
U.S.$1,000 (unless governed by Argentine law)	U.S. Dollar/ NY law	U.S.$1,000	U.S.$1,000	U.S.$82.32	U.S.$78.32	U.S.$1,000
U.S.$1,000 (if governed by Argentine law)	U.S. Dollar/ Argentine law	U.S.$1,000	U.S.$1,000	U.S.$82.32	U.S.$78.32	U.S.$1,000
€1,000	Euro/English law	€1,000	€1,000	€74.30	€70.30	€1,000
₤1,000	Euro/English law	€1,419	€1,419	€105.43	€100.76	€1,419
Sfr.1,000	Euro/English law	€640	€640	€47.55	€44.70	€640
¥100,000	Euro/English law	€740	€740	€54.98	€51.55	€740
Ps.1,000	Peso/Argentine law	Ps.1,000	Ps.1,583.60	Ps.51.71	Ps.47.71	Ps.1,000

3
The principal amount of peso-denominated Pars to be issued will be adjusted upward to reflect inflation adjustments based on the CER to but excluding September 30, 2009; but this adjustment to the principal amount of the peso-denominated Pars will not be reflected in the amount shown on the statements of custodians or other financial intermediaries, because the Pars will be credited and will trade in the clearing systems based on their original principal amount.

Total Consideration under the Par Option—Tenders of 2005 Eligible Securities

The Total Consideration deliverable upon the exchange of 2005 Eligible Securities under the Par Option per U.S.$1,000, €1,000 and Ps. 1,000 of Eligible Amount of 2005 Eligible Securities is set forth in the table below:

Series and Eligible Amount of 2005 Securities Tendered and Accepted	Series of Pars to be Issued	Original Principal Amount of Pars to be Issued4
U.S.$1,000 Eligible Amount of U.S. Dollar-denominated 2005 Discounts governed by New York law	U.S. Dollar/NY law	U.S.$717.00
U.S.$1,000 Eligible Amount of U.S. Dollar-denominated 2005 Discounts governed by Argentine law	U.S. Dollar/Argentine law	U.S.$697.00
U.S.$1,000 Eligible Amount of U.S. Dollar-denominated 2005 Pars governed by New York law	U.S. Dollar/NY law	U.S.$727.00
U.S.$1,000 Eligible Amount of U.S. Dollar-denominated 2005 Pars governed by Argentine law	U.S. Dollar/ Argentine law	U.S.$707.00
€1,000 Eligible Amount of Euro-denominated 2005 Discounts	Euro/English law	€671.00
€1,000 Eligible Amount of Euro-denominated 2005 Pars	Euro/English law	€695.00
Ps.1,000 Eligible Amount of Peso-denominated 2005 Discounts	Peso/Argentine law	Ps.523.00
Ps.1,000 Eligible Amount of Peso-denominated 2005 Pars	Peso/Argentine law	Ps.634.00
Ps.1,000 Eligible Amount of Peso-denominated 2005 Quasi-Pars	Peso/Argentine law	Ps.865.00

Further details regarding the Invitation can be found in the Invitation Materials (as defined below), which can be obtained online at the Invitation Website indicated above and on the website of the Luxembourg Stock Exchange (http://www.bourse.lu).  Announcements with respect to the Invitation will be made on the Invitation Website (http://www.argentina2010offer.com), on the website of the Luxembourg Stock Exchange (http://www.bourse.lu) and by press release issued to Bloomberg News and Thomson Reuters News Service, followed in certain cases by publication in a newspaper with general circulation in Luxembourg and through publication in the form and manner required in certain jurisdictions outside the United States.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction.  Any sale of the securities referred to above in the United States has been made by means of a prospectus and a prospectus supplement dated April 28, 2010 (collectively, the “US Prospectus”) filed with the U.S. Securities and Exchange Commission (“SEC”), in certain Member States of the European Economic Area by means of the prospectus dated April 27, 2010, as supplemented by the supplement to the prospectus dated April 30, 2010 (collectively, the “EU Prospectus”), in Italy by means of a separate offer document (the “Italian Offer Document”) authorized by the Commissione Nazionale per le Società e la Borsa (“CONSOB”) and in Argentina by means of the Presidential Decree No. 563/2010 issued on April 26, 2010.  The Invitation extended under the above documents and related electronic acceptance notices and letters of transmittal (which together constitute the “Invitation Materials”) constituted one and the same Invitation.

The approval of the EU Prospectus by the competent authority under the Luxembourg law of July 10, 2005 on prospectuses for securities implementing Directive 2003/71/EC (the “Prospectus Directive“) does not constitute a recommendation on the opportunity of the proposed transaction.

The international joint dealer managers and certain of their affiliates have received no action relief from the SEC from the provisions of Rule 101 of Regulation M under the United States Securities Exchange Act of 1934 in connection with their role as market makers, to bid for, purchase, and solicit the purchase of the 2005 Discounts, the 2005 Pars, the 2005 GDP-linked Securities and the New Securities during the applicable restrictive period for the distribution of the New Securities.

4    Calculated after deduction of the exchange fee.

WHERE TO GET INFORMATION

Barclays Capital Inc. is the global coordinator for the Invitation. Barclays Capital Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as international joint dealer managers for the Invitation.  Georgeson S.r.l. is acting as information agent for the Invitation.  The Bank of New York Mellon is acting as exchange agent and The Bank of New York Mellon (Luxembourg) S.A. is acting as Luxembourg listing agent for the New Securities.

Copies of the US Prospectus, the EU Prospectus, the Italian Offer Document, any other Invitation Materials and the related documents, including a list of the Eligible Securities can be obtained online at http://www.argentina2010offer.com and by contacting the information agent at one of the telephone numbers below.  For questions regarding proration or settlement procedures, holders may contact the information agent at one of the telephone numbers below.

The global coordinator for the Invitation is:

Barclays Capital Inc.

The international joint dealer managers for the Invitation are:

Barclays Capital Inc.	Citigroup Global Markets Inc.	Deutsche Bank Securities Inc.

The information agent for the Invitation is: Georgeson S.r.l.
In New York: 199 Water St. New York, New York 10038 United States U.S. toll free: (866) 7424029 Institutions: +39 06 42 17 17 77	In London: Vintners' Place 68 Upper Thames Street London EC4V 3BJ England Institutions: +39 06 42 17 17 77
In Italy: Via Emilia 88, 00187 Rome, Italy Toll free: 800 189922 Institutions: +39 06 42 17 17 17	In Germany: Prannerstrasse 8 80333 Munich, Germany Toll free: 0800 000 1564 Institutions: +39 06 42 17 17 77

The exchange agent for the Invitation is:	The Luxembourg listing agent for the Invitation is:
The Bank of New York Mellon	The Bank of New York Mellon (Luxembourg) S.A.
101 Barclay Street Floor 4 East Corporate Trust Administration New York, New York 10286 United States Tel: (732) 667 9754	Aerogolf Center, 1A, Hoehenhof, L-1736 Senningerberg, Luxembourg Tel: +(352) 34 20 90 5635 Fax : +(352) 34 20 90 6035

Argentina has filed a registration statement (including the US Prospectus) with the SEC for the Invitation to which this communication relates and the offer and sale of any securities in the Invitation has been made in the United States by means of such registration statement.  You may obtain the US Prospectus and other documents Argentina has filed with the SEC for free by visiting EDGAR on the SEC website at  http://www.sec.gov/.Alternatively, the information agent will arrange to send you the prospectus supplement and the prospectus if you request it by calling one of the telephone numbers specified above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be a sale of the securities referenced in this communication in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Argentina has made the Invitation only in those jurisdictions where it is legal to do so.  The Invitation was and is void in all jurisdictions where it is prohibited.  If materials relating to the Invitation come into your possession, you are required by Argentina to inform yourself of, and observe, all of these restrictions.  The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law.

Belgium

The Invitation did not constitute a public offering within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”) nor pursuant to Article 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”).  The Invitation has exclusively been conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and no Invitation Material has been, or will be, approved by, the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen).

Accordingly, the Invitation as well as any Invitation Materials have only been advertised, offered or distributed in any way, directly or indirectly, to any person located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1, of the Prospectus Law and as referred to in Article 6, §3, 2°, of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

Canada (Ontario and Québec Only)

The New Securities have only been offered to investors located in the provinces of Ontario and Québec.

The Invitation has been made in Canada on a private placement basis only and is exempt from the requirement that Argentina prepare and file a prospectus with the relevant Canadian securities regulatory authorities.  Accordingly, any resale of the New Securities must be made in accordance with applicable securities laws that may require resales to be made in accordance with exemptions from registration and prospectus requirements.  Tendering holders are advised to seek legal advice prior to any resale of the New Securities.

Each Canadian investor who participated in the Invitation will be deemed to have represented to Argentina and the international joint dealer managers that:

•
the Invitation was made exclusively through the Invitation Materials and was not made through an advertisement of the Invitation in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada;

•	the investor has reviewed and acknowledges the resale restrictions referred to above;

•	where required by law, the investor is participating in the Invitation as principal for its own account and not as agent; and

•
the investor or any ultimate investor for which such investor is acting as authorized agent is entitled under applicable Canadian securities laws to participate in the Invitation without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing, the investor, or any ultimate investor for which such investor is acting as agent, is an “accredited investor”, as that term is defined in National Instrument 45-106 – Prospectus and Registration Exemptions.

In addition, each recipient of New Securities resident in Ontario who receives an exchange confirmation, by the tendering holder’s receipt thereof, will be deemed to have represented to Argentina and the international joint dealer manager, that such tendering holder: (a) has been notified by Argentina (i) that Argentina is required to provide information (“personal information”) pertaining to the tendering holder as required to be disclosed in Schedule I of Form 45 106F1 (including its name, address, telephone number and the number and value of any of the New Securities received), which Form 45 106F1 is required to be filed by Argentina under NI 45 106, (ii) that such personal information will be delivered to the Ontario Securities Commission (the “OSC”) in accordance with NI 45 106, (iii) that such personal information is being collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario, (iv) that such personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and (v) that the public official in Ontario who can answer questions about the OSC’s indirect collection of such personal information is the Administrative Assistant to the Director of Corporate Finance at the OSC, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-8086; and (b) by receiving New Securities, has authorized the indirect collection of the personal information by the OSC.

Further, the tendering holder acknowledges that its name, address, telephone number and other specified information, including the number of New Securities it has acquired, may be disclosed to other Canadian securities regulatory authorities and become available to the public in accordance with the requirements of applicable laws.  By acquiring New Securities, the tendering holder consents to the disclosure of such information.

Denmark

The Invitation and the Invitation Materials do not constitute a prospectus under Danish law and have not been filed with or approved by the Danish Financial Supervisory Authority as the Invitation and the Invitation Materials have not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act or any Executive Orders issued pursuant thereto.  The Invitation has only been directed to qualified investors as defined in section 2 of the Danish Prospectus Order no. 885/2009.  Accordingly, the Invitation and the Invitation Materials have not been made available nor may the New Securities otherwise be marketed and offered for sale in Denmark other than under circumstances (i) which are deemed not to be considered as marketing or an offer to the public in Denmark or (ii) which fall within one of the exemptions from the prospectus requirement.

European Economic Area

This document is an advertisement for the purposes of applicable measures implementing the Prospectus Directive.  A prospectus prepared pursuant to the Prospectus Directive has been published, which can be obtained online at http://www.argentina2010offer.com and by contacting the information agent.  For answers to questions concerning the terms of the Invitation, holders may contact the international joint dealer managers, in each case at one of the telephone numbers mentioned above.  Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the EU Prospectus.

At the request of Argentina, the EU Prospectus has been approved by the competent authority in Luxembourg and “passported” into the following Member States:  Austria, Germany, the Netherlands, Spain and the United Kingdom.  In any other EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

France

No prospectus (including any amendment, supplement or replacement thereto) prepared in connection with the offering of the New Securities has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the French Autorité des marchés financiers; no New Securities have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the Invitation Materials relating to the New Securities have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) other than individuals investing for their own account, as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D.744-1, D. 754-1 and D. 764-1 of the Code monétaire et financier.  The direct or indirect distribution to the public in France of any so acquired New Securities may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Code monétaire et financier and applicable regulations thereunder.

Hong Kong

No person or entity may issue or have in its possession for the purposes of issue any advertisement, invitation or document relating to the New Securities, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to New Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571) and any rules made thereunder.

Ireland

The Invitation has been addressed exclusively to:

•	legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than EUR 43,000,000 and (iii) an annual turnover of more than EUR 50,000,000 as shown in its last annual or consolidated accounts;

•	any other individual or entity authorized in Ireland as a qualified investor within the meaning of the Prospectus Directive;

and each person who initially acquires any New Securities or to whom any offer is made under the Invitation on the basis of any of the above will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive and that it is not acquiring the New Securities with a view to their resale in Ireland to any person other than a qualified investor.

In the case of any New Securities being delivered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the New Securities acquired by it in the Invitation have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer to the public other than their offer or resale to qualified investors as so defined. Argentina will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

Italy

The Invitation has been made in Italy pursuant to an offer document authorized by CONSOB pursuant to Article 102 of Legislative Decree No. 58 of February 24, 1998 (Italian Offer Document).  Accordingly, holders of Eligible Securities who are Italian residents or persons located in the Republic of Italy should review, make their decision to participate in the Invitation and accept the Invitation solely on the basis of, and in accordance with the procedures described in the Italian Offer Document.

Portugal

The Invitation Materials have not been and will not be registered or approved by the Portuguese Securities Market Commission (“Comissão do Mercado dos Valores Mobiliários”) nor has a prospectus recognition procedure been commenced with the Portuguese Securities Market Commission, and therefore the Invitation was not addressed to investors resident and/or located in Portugal and was not made to the public in Portugal or under circumstances which are deemed to be a public offer under the Portuguese Securities Code (“Código dos Valores Mobiliários”) and other securities legislation and regulations applicable in Portugal.  In addition, the Invitation Materials and other offer materials have only been publicly distributed in the jurisdictions where it is lawful to do so and may not be publicly distributed in Portugal, nor may any publicity or marketing activities related to the Invitation be conducted in Portugal.

The Invitation was not addressed to holders of Eligible Securities resident and/or located in Portugal, and no tenders from holders of Eligible Securities resident and/or located in Portugal will be accepted, other than from holders are that are qualified investors (“investidores qualificados”), as defined in articles 30 and 110-A of the Portuguese Securities Code, in which case the Invitation was made through a private placement (“oferta particular”), in accordance with the relevant provisions of the Portuguese Securities Code.

Any future offer to present proposals for the repurchase of the Eligible Securities to be conducted in Portugal will not be registered or approved by the Portuguese Securities Market Commission nor will a prospectus recognition procedure be commenced with the Portuguese Securities Market Commission and therefore proposals for the repurchase of the Eligible Securities will not be accepted from the general public in Portugal under circumstances which are deemed to be a public offer under the Portuguese Securities Code and other securities legislation and regulations applicable in Portugal.

Singapore

The Invitation has been made only to and directed at, and the New Securities are only available to, persons in Singapore who are existing bondholders of bonds previously issued by Argentina.  The Invitation was not an offer, sale or invitation of the New Securities to any other person in Singapore.  Subscriptions for the New Securities will not be accepted from any person in Singapore other than persons in Singapore who are existing bondholders of bonds previously issued by Argentina.